
January 18, 2013

Via E-mail
Alexander J. Hume
Controller
Zions Bancorporation
One South Main, 15th Floor
Salt Lake City, Utah 84133

> **Re: Zions Bancorporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Response Dated October 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2012**
> **Filed November 8, 2012**
> **Form 8-K filed December 4, 2012**
> **File No. 001-12307**

Dear Mr. Hume:

We have reviewed your filings and your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 23

Focus on Growth Markets, page 23

1.   Please expand your response to prior comment 2 to address the following:

- Please clarify your most significant market areas. For example, please identify each state that accounts for more than 10% of your portfolio.

- Please describe material risks related to geographic concentration.

- Please clarify the states in your footprint that have experienced a significant slowing in economic activity and how these trends impact your business.

Business Segment Results, page 47

2. We note your response to prior comment 3. In addition to your proposed revision to Note 22, in future filings please expand this section in the MD&A to describe significant components of income and expense for your "Other" segment as well as the reason for material changes within this segment from prior periods. Provide us with this disclosure in your response.

Item 9A. Controls and Procedures, page 185

3. Please confirm that there were no changes (as opposed to "material changes") in your internal control over financial reporting that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please also confirm this with respect to the periods covered by each of your Forms 10-Q filed in 2012 and revise future filings accordingly.

Item 11. Executive Compensation, page 186

Definitive Proxy Statement on Schedule 14A

Restricted Shares, page 25

4. We note your response to prior comment 15. Please provide us with your proposed disclosure as it would have appeared in this year's proxy statement.

Compensation Tables, page 35

5. Please note that restricted stock awards should be disclosed in the summary compensation table and grant of plan based awards table in the year granted. See pages 23-24 of Proxy Disclosure Enhancements, Release No. 33-9089, and Regulation S-K Item 402(d)(1). Please also note that additional explanation of restricted stock awards that were earned during the fiscal year but granted in the following fiscal year may be included in your CD&A or the narrative disclosure accompanying your compensation tables. Revise future filings accordingly.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition . . . , page 59

Risk Elements – Credit Risk Management, page 78

Allowance and Reserve for Credit Losses, page 86

6.   We note that you recorded a negative provision for loan losses for the three months ended
September 30, 2012. We further note you attribute this reduction in loan losses to an
improvement in credit quality metrics and a decrease in the portion of your allowance for
loan losses related to qualitative and environmental factors. Please revise your disclosure
in future filings to describe in more detail the reasons for such reductions in your
allowance for loan losses, including a discussion of both the positive and negative credit
trends experienced in each portfolio segment as well as any significant changes made to
your qualitative and environmental factors.

Interest Rate and Market Risk Management, page 87

Interest Rate Risk, page 88

7.   We note your response to prior comment 6 as well as your disclosures beginning on page
88. In your response you stated that you do not believe your disclosures need to educate
investors on different types of interest rate risk measures. While an in-depth discussion
of the model mechanics may not be beneficial to investors, we do believe that it is
important to provide more context around the outputs of such models, particularly with
respect to your duration of equity model and how it interacts with your market value of
equity (MVE) model. For example, you disclose that the MVE model is used as a
complement to your duration of equity model and that both models measure the expected
changes in the fair values of equity in response to changes in interest rates. However, we
are unclear as to how the outputs of your duration of equity model should be evaluated in
isolation as well as when compared to the outputs of the MVE model under the same
interest rate scenario(s). In this regard, please address the following in your response as
well as in your disclosure in future filings:

    •   Clarify whether your duration of equity model is attempting to measure the interest
        rate elasticity of your equity.

    •   More clearly explain what the base case duration of equity scenario is trying to show.
        For example, given your disclosure on page 88 that a negative value implies that an
        increase in interest rates increases the dollar value of equity, does a -3.9% duration of

equity (assuming slower deposit re-pricing speeds) imply that a 100 bps increase in interest rates would increase the dollar value of equity by 3.9%?

- Provide a better linkage between the duration of equity and MVE model outputs. Your current disclosure appears to imply that these are separate and distinct models, while it is our understanding that duration of equity is actually an input to the MVE model. Thus, your disclosure should more clearly explain how these models are interrelated.

Form 8-K filed December 4, 2012

8. We note that you expect to record a significant OTTI charge in your CDO portfolio during the fourth quarter which is partly attributable to changes in modeling assumptions for certain bank holding company trust preferred securities that are currently deferring distributions and nearing the end of their deferral periods. We also note from your disclosures in previous annual and quarterly reports that the weighted average assumed loss rate on deferring collateral has steadily decreased as follows: 44% (December 31, 2009), 30% (December 31, 2010), 26% (December 31, 2011), 24% (June 30, 2012) and 21% (September 30, 2012). Please tell us, and revise your future filings to disclose, the reasons for the decrease in the weighted average assumed loss rates despite the uncertainty around deferring banks' ability to become current on their deferring collateral.

You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director